Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130

September 25, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Apricus Biosciences, Inc.
Request to Withdraw Registration Statement on Form S-3 filed August 22, 2017 (File No 333-220087)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Apricus Biosciences, Inc. (the “Company”) respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-3 (File No. 333-220087), as initially filed with the Commission on August 22, 2017, and which has not yet been declared effective by the Commission, together with all exhibits thereto (collectively, the “Registration Statement”), with such request to be approved effective as of the date hereof.

The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the registration of securities included therein.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel Matt Bush of Latham & Watkins LLP at (858) 523-3962.

Sincerely,

Apricus Biosciences, Inc.

By:    /s/ Richard W. Pascoe
    Name: Richard W. Pascoe
    Title: Chief Executive Officer & Secretary